Exhibit 99.1

Medigus: Eventer Achieved Record Revenues increase of 211% Year-Over-Year to Approximately $1.4 Million in The First Half of 2022

Eventer’s turnover from tickets sales for the first half of 2022 amounted to approx. $35 million an increase of approx. 307% compared to the first half of 2021

Tel Aviv, Israel – September 6, 2022 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in advanced medical solutions, innovative internet technologies and electric vehicle and charging solutions, announced today that its 46.21% owned subsidiary, Eventer Technologies Ltd. (“Eventer”), a developer of technology platform enabling producers and venues to create virtual conferences and events including a smart ticketing solution, achieved record high financial results for the first six months of 2022.

Eventer’s first half of 2022 highlights:

●	Eventer’s overall turnover from ticket sales for the first half of 2022 amounted to approx. $35 million, compared to approx. $8.6 million in the first half of 2021, an increase of approx. 307% and an increase of approx. 35% compared to the entire year of 2021

●	Over 1 million tickets were sold using Eventer’s online platform during the first half of 2022

●	Eventer retained its commission rate through the first six months of 2022 at approx. 5%, equal to the first six months of 2021

●	Eventer’s revenues for the first half of 2022 totaled at approx. $1.4 million, an increase of approx. 211% compared to approx. $0.45 million in the first half of 2021

●	Eventer’s gross profit for the first half of 2022 amounted to approx. $1.17 million, an increase of approx. 350% compared to approx. $0.26 million in the first half of 2021 and an increase of approx. 45% compared to the entire year of 2021

Liron Carmel, Chief Executive Officer of Medigus, commented, “We are excited about the great results presented by Eventer for the first half of 2022. The recovery of the entertainment industry from Covid-19 has positive effects on Eventer, which surpasses its pre-pandemic performance. During the first half of 2022, Eventer expanded its outreach to address new market verticals, including the field of sports events, which is a sector with great potential for Eventer and virtual events.”

Eventer has developed a unique event management system that allows its customers to increase sales volume and reduce the resources invested in marketing tools solely intended to increase exposure and sales. Eventer has an exclusive license to use the Screenz.live platform that offers high-quality video conferencing for thousands of participants.

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technology company focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce and electric vehicle markets. Medigus’ affiliations in the medical solutions arena include ownership in Polyzion Ltd. and ownership in industry 4.0 company, ScoutCam Inc. The Company’s affiliates in digital commerce include Gix Internet Ltd., Jeffs’ Brands Ltd. and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics Ltd. and Revoltz Ltd. are also part of the Company’s portfolio of technology solution providers. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Medigus’ current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Eventer could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the SEC. Except as otherwise required by law, Medigus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Medigus is not responsible for the contents of third-party website

Company Contact:

Tali Dinar

Chief Financial Officer

+972-8-6466-880

ir@medigus.com

Investor Relations Contact:

Miri Segal

CEO

MS-IR LLC

+1-917-607-8654

msegal@ms-ir.com